UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 5*)


                 American Building Control, Inc.
 ---------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
 ---------------------------------------------------------------
                 (Title of Class of Securities)

                            903898401
 ---------------------------------------------------------------
                         (CUSIP Number)

                         J. Christopher Cuevas
                    4606 Centerview Drive, Suite 200
                       San Antonio, Texas 78228
 ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 5, 2004
 ---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903898401             SCHEDULE 13D               Page 2

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Solico International, Inc.

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     See Item 3

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              0
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              0
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0

(14) TYPE OF REPORTING PERSON
     CO

____________________

CUSIP NO. 903898401             SCHEDULE 13D               Page 3

Explanatory Note.    This Amendment No. 5 to Statement on Schedule 13D
(this "Amendment No. 5") amends and restates, in its entirety, the Statement on Schedule 13D originally filed by Solico International, Inc., a Texas corporation ("Solico"), and Danny W. Mills on or about October 2, 2003, as amended by Amendment No. 1 filed on or about October 10, 2003, by Amendment No. 2 filed on or about October 27, 2003, and by Amendment No. 3 filed on or about November 5, 2003,as amended by Amendment No. 4 filed on or about December 19, 2003 (as amended, the "Original Filing," and collectively, with this Amendment No. 5, the "Statement"). To the extent necessary, the Original Filing is hereby incorporated by reference. Mr. Mills consummated or terminated his transactions with Solico and accepted a position with the Issuer as President and CEO; therefore, he has not joined Solico in its 13D filings since Amendment No. 2. Mr. J. Collier Sparks and Mr. Timathy Rohrbach have resigned their positions with Solico as President and Vice President and Chief Technology Officer, respectively. They have since accepted positions with the Issuer; therefore, neither of these individuals is listed as a control person on this filing.

Item 1.   SECURITY AND ISSUER

     This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of American Building Control, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

Item 2.   IDENTITY AND BACKGROUND

     (a) This Statement is filed by Solico. Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person as a result of his respective relationship with and control over Solico (the "Controlling Person"): J. Christopher Cuevas ("Cuevas"). Solico and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)  REPORTING PERSON.
          -----------------

          Solico's business address is 4606 Centerview Drive, San
Antonio, Texas 78228.

          CONTROLLING PERSON.
          -------------------

          The Controlling Person's business address is 4606 Centerview Drive, San Antonio, Texas 78228.

     (c)  REPORTING PERSON.
          -----------------

          Solico is a Texas corporation principally engaged in the design, creation, sale and support of advanced facility security and
surveillance systems.   Cuevas is the sole member of Solico's Board of
Directors.   Cuevas is the president of Solico.

          CONTROLLING PERSON.
          ------------------

          Cuevas is a resident of the State of Texas. Cuevas is presently employed as the President of Solico. Cuevas' principal occupation is as a business executive.

     (d) During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Item 2 Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Solico is incorporated in the State of Texas. Cuevas is a citizen of the United States.

CUSIP NO. 903898401             SCHEDULE 13D               Page 4

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As more particularly described in Item 6, below, Solico contracted with certain parties to acquire up to 1,967,616 shares of Common Stock for an aggregate purchase price totaling $5,006,868 (the "Purchase Price"), such Purchase Price to be funded in a series of scheduled transactions or tranches (as more particularly described in Item 6 below). On or about November 5, 2003, Solico acquired 200,000 shares of the Issuer's Common Stock (the "Pledged Shares") by granting a Note to the seller, George K. Broady ("Broady"), secured by a pledge of the Pledged Shares pursuant to a Stock Pledge Agreement ("the "Broady Stock Pledge Agreement"). Solico was analyzing different methods by which to fund the remainder of the Purchase Price.

Item 4.   PURPOSE OF TRANSACTION

     SOLICO. Solico acquired its shares of Common Stock and Preferred Stock for the purpose of obtaining a significant equity position in the Issuer and to influence the management of the Issuer. Solico considered its acquisition of the shares of Common Stock and Preferred Stock (as defined below) at the Purchase Price to be an attractive investment. Solico's primary interest was to maximize the value of its investment and, as a result, the market value of the Issuer. Solico intended to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry-related conditions. Based on such evaluation and review and other factors, including, without limitation, the performance of the Issuer's management in implementing the strategic directives of the Issuer's Board of Directors, Solico considered various alternative courses of action with respect to its investment in the Issuer as it deemed appropriate in light of circumstances arising from time to time. Such actions included seeking representation on the Issuer's Board of Directors, implementing various business strategies, seeking to acquire control of the Issuer, acquiring additional shares of the Issuer's capital stock, disposing of any shares of capital stock which Solico may acquire, or such other actions as Solico may deem appropriate. Solico was engaged in private negotiations with the intention of obtaining the right to purchase additional shares of Common Stock; however, no agreements were reached regarding the purchase of these shares.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement Solico is no longer a beneficial owner of any shares of the Issuer's Common Stock. As more particularly described in Item 6, Solico defaulted on its obligations under the Note and pursuant to the terms of the Broady Stock Pledge Agreement, Broady accepted the Pledged Shares in full payment of the Note. Accordingly, as of the date of this filing, Solico has no interest in the Issuer's Common Stock. Each of the agreements, as amended, granting Solico a right to acquire the Issuer's Common Stock have been terminated according to the terms of each respective agreement.

     (b) Solico does not have the power to vote, nor to direct the vote of, and cannot dispose of, nor direct the disposition of, any shares of the Issuer's Common Stock. The Controlling Person does not presently hold any shares of Common Stock.

     (c) Cuevas is the president of ISS International, Inc., ("ISS"), which on or about May 11, 2004 entered into a series of transactions to acquire shares of the Issuer's Common Stock. As of the date of this filing, ISS beneficially owns less than 5% of the Issuer's Common Stock. Cuevas, individually, has no interest in the securities of the Issuer.

     (d)  N/A

     (e)  N/A

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     (a) On September 22, 2003, Solico and Victoria and Eagle Strategic Fund, Ltd. ("V&E") entered into a Stock Purchase Agreement, as amended by Amendment Number 1, dated September 30, 2003, and Amendment Number 2, dated October 9, 2003 (as amended, the "V&E Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,932 shares of Common Stock and 48,838 shares of

CUSIP NO. 903898401             SCHEDULE 13D               Page 5

Preferred Stock, on October 31, 2003, for an aggregate purchase price of $1,899,806.52 (the "First V&E Tranche"), (ii) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,931 shares of Common Stock and 48,838 shares of Preferred Stock on December 15, 2003, for an aggregate purchase price of $1,899,804.41 (the "Second V&E Tranche"), and (iii) Solico held the right to purchase from V&E, and V&E held the separate right to sell to Solico, pursuant to a put/call option, an aggregate of 1,089,862 shares of Common Stock and 97,675 shares of Preferred Stock on June 30, 2004, for an aggregate purchase price of $4,497,120.50 (the "V&E Put/Call Option"). Effective December 19, 2003, V&E exercised its right to terminate the V&E Agreement pursuant to
Section 8.1(e) of such agreement. A copy of the termination notice is included in this Report as Exhibit 99.21.

     (b) On September 22, 2003, Solico and Broady entered into a Stock Purchase Agreement, as amended by that certain Amendment Number 1, dated October 9, 2003, that certain Amendment No. 2, dated as of October 31,2003, and that certain Amendment Number 3, dated as of November 5, 2003 (as amended, the "Broady Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $400,000 (the "First Broady Tranche"), (ii) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $450,000 (the "Second Broady Tranche"), and (iii) Solico has the right to purchase from Broady, and Broady has the separate right to sell to Solico, pursuant to a put/call option, an aggregate of 589,718 shares of Common Stock on June 30, 2004, for an aggregate purchase price of $1,846,724.50 (the "Broady Put/Call" Option"). On November 5, 2003, Solico closed the First Broady Tranche, and in connection therewith executed a Note Secured by Stock Pledge Agreement in the original principal amount of $400,000, with a maturity date of January 5, 2004. Solico's obligations under this note were secured by the 200,000 shares (the "Pledged Shares") transferred to Solico by Broady, pursuant to that certain Stock Pledge Agreement between Solico and Broady dated November 5, 2003 (the "Broady Stock Pledge Agreement"). Broady held the right to terminate the Broady Agreement when Solico failed to close the Second Broady Tranche by December 15, 2003. On January 5, 2004, the Note matured and became due and Solico defaulted on its obligations under the terms of the Note. Pursuant to the terms of the Stock Pledge Agreement, Broady accepted the Pledged Shares in full payment of the Note. As a result, Solico and Broady deemed the Broady Agreement terminated immediately prior to Broady entering into a transaction with ISS on or about February 2, 2004 whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by Broady.

     (c) On September 22, 2003, Solico entered into a Stock Purchase Agreement, as amended by that certain Amendment Number 1, dated October 9, 2003, and that certain Amendment No. 2 dated as of October 31, 2003 (as amended, the "GKB Group Agreement"), with Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (the "GKB Group Sellers"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $340,388 (the "First GKB Group Tranche"), (ii) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $382,936.50 (the "Second GKB Group Tranche"), and (iii) Solico has an option to purchase from the GKB Group Sellers, an additional 170,194 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "GKB Group Option"). The GKB Group held the right to terminate the GKB Group Agreement upon Solico's failure to consummate the purchase of the First GKB Group Tranche by November 19, 2003. Solico never consummated the purchase of the First GKB Group Tranche or the Second GKB Group Tranche, nor did it exercise the GKB Group Option. As a result, Solico and the GKB Group deemed the GKB Group Agreement terminated immediately prior to the GKB Group entering into a transaction with ISS on or about February 2, 2004, whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by the GKB Group.

     (d) On September 22, 2003, Solico entered into a Stock Purchase Agreement (the "Original Agreement") with John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier (the "Other Sellers") with the belief that Strategic Resources Ltd. would join the Other Sellers. However, effective October 9, 2003, the Other Sellers entered into that certain Amendment Number 1 to Stock Purchase Agreement (together with the Original Agreement, the "Other Agreement") to, among other things, clarify that Strategic Resources, Ltd. would not be joining the Other Sellers as a party thereto. The Original Agreement was further amended by that Certain Amendment Number 2 to Stock Purchase Agreement. The Other Agreement, as amended, provided that, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 42,450 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $84,900 (the "First Other Tranche"), (ii) Solico agreed to purchase from the Other Sellers, and the Other

CUSIP NO. 903898401             SCHEDULE 13D               Page 6

Sellers agreed to sell to Solico, an aggregate of 42,450 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $95,512.50 (the "Second Other Tranche"), and (iii) Solico has an option to purchase from the Other Sellers, an additional 42,450 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Other Option"). The Other Sellers held the right to terminate the Original Agreement upon Solico's failure to consummate the purchase of the First Other Tranche by November 15, 2003. Solico never consummated the purchase of the First Other Tranche or the Second Other Tranche, nor did it exercise the Other Option. As a result, Solico and the Other Sellers deemed the Original Agreement terminated immediately prior to certain of the Other Sellers entering into a transaction with ISS on or about February 2, 2004 whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by certain of the Other Sellers.

     (e) On November 10, 2003, Solico entered into a Stock Purchase Agreement(the "RF&EA Agreement"), with the R.F. & E.A. Family Limited Partnership II ("RF&EA") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from RF&EA, and RF&EA agreed to sell to Solico, an aggregate of 25,767 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $51,534 (the "First RF&EA Tranche"), (ii) Solico agreed to purchase from RF&EA, and RF&EA agreed to sell to Solico, an aggregate of 25,767 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $57,975.75 (the "Second RF&EA Tranche"), and (iii) Solico has an option to purchase from RF&EA, an additional 51,532 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "RF&EA Option"). RF&EA held the right to terminate the RF&EA Agreement upon Solico's failure to consummate the purchase of the First RF&EA Tranche by December 15, 2003. Solico never consummated the purchase of the First RF&EA Tranche or the Second RF&EA Tranche, nor did it exercise the RF&EA Option. As a result, Solico and RF&EA deemed the RF&EA Agreement terminated immediately prior to RF&EA entering into a transaction with ISS on or about February 9, 2004, whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by RF&EA.

     (f) On November 10, 2003, Solico entered into a Stock Purchase Agreement (the "Neal Agreement"), with Chas. A. Neal & Company ("Neal") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Neal, and Neal agreed to sell to Solico, an aggregate of 42,350 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $84,700 (the "First Neal Tranche"), (ii) Solico agreed to purchase from Neal and Neal agreed to sell to Solico, an aggregate of 42,350 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $95,287.50 (the "Second Neal Tranche"), and (iii) Solico has an option to purchase from Neal, an additional 84,700 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Neal Option"). Neal held the right to terminate the Neal Agreement upon Solico's failure to consummate the purchase of the First Neal Tranche by December 15, 2003. Solico never consummated the purchase of the First Neal Tranche or the Second Neal Tranche, nor did it exercise the Neal Option. As a result, Solico and Neal deemed the Neal Agreement terminated immediately prior to Neal entering into a transaction with ISS on or about February 17, 2004 whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by Neal.

     (g) On November 10, 2003, Solico entered into a Stock Purchase Agreement(the "Campbell Henderson Agreement"), with Campbell, Henderson and Company ("Campbell Henderson") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Campbell Henderson and Campbell Henderson agreed to sell to Solico, an aggregate of 15,000 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $30,000 (the "First Campbell Henderson Tranche"), (ii) Solico agreed to purchase from Campbell Henderson, and Campbell Henderson agreed to sell to Solico, an aggregate of 15,000 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $33,750 (the "Second Campbell Henderson Tranche"), and
(iii) Solico has an option to purchase from Campbell Henderson, an additional 15,000 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Campbell Henderson Option"). Campbell Henderson held the right to terminate the Campbell Henderson Agreement upon Solico's failure to consummate the purchase of the First Campbell Henderson Tranche by December 15, 2003. Solico never consummated the purchase of the First Campbell Henderson Tranche or the Second Campbell Henderson Tranche, nor did it exercise the Cambell Henderson Option. As a result, Solico and Campbell Henderson deemed the Campbell Henderson Agreement terminated immediately prior to Campbell Henderson entering into a transaction with ISS on or about February 9, 2004 whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by Campbell Henderson.

     (h) On November 10, 2003, Solico entered into a Stock Purchase Agreement(the "Campbell Agreement"), with Susan Campbell ("Campbell") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Campbell, and Campbell agreed to sell to Solico, an aggregate of 7,500 shares of Common Stock on or before December 15, 2003,

CUSIP NO. 903898401             SCHEDULE 13D               Page 7

for an aggregate purchase price of $15,000 (the "First Campbell Tranche"), (ii) Solico agreed to purchase from Campbell, and Campbell agreed to sell to Solico, an aggregate of 7,500 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $16,875 the "Second Campbell Tranche"), and (iii) Solico has an option to purchase from Campbell, an additional 7,500 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Campbell Option"). Campbell held the right to terminate the Campbell Agreement upon Solico's failure to consummate the purchase of the First Campbell Henderson Tranche by December 15, 2003. Solico never consummated the purchase of the First Campbell Tranche or the Second Campbell Tranche, nor did it exercise the Campbell Option. As a result, Solico and Campbell deemed the Campbell Agreement terminated immediately prior to Campbell entering into a transaction with ISS on or about February 9, 2004, whereby ISS contracted to purchase certain of the Issuer's Common Stock owned by Campbell.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.  DESCRIPTION
     -----------  ----------------------------------------------
        99.1      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd.(previously filed)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (previously filed)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (previously filed)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., John Broady, Ruth Ward,
                  Mary Bill, Judith Mader, Vincent Suttmeier and
                  Robert Suttmeier.  (previously filed)

        99.5 Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd. (previously filed)

        99.6 Amendment No. 2 to Stock Purchase Agreement, dated as of October 9, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (previously filed)

        99.7 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (previously filed)

        99.8 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and between Solico International, Inc. and George K.
                  Broady. (previously filed)

        99.9 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

CUSIP NO. 903898401             SCHEDULE 13D               Page 8

        99.10     Note Secured By Stock Pledge Agreement, dated
                  November 5, 2003, by Solico International,
                  Inc. in favor of George K. Broady.
                  (previously filed).

        99.11     Stock Pledge Agreement, dated November 5,
                  2003, by and between George K. Broady and Solico International, Inc. (previously filed).

        99.12 Irrevocable Proxy, dated November 5, 2003, executed by George K. Broady in favor of Solico International, Inc. (previously filed).

        99.13 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and between Solico International, Inc. and George K.
                  Broady.  (previously filed)

        99.14 Amendment No. 3 to Stock Purchase Agreement, dated as of November 5, 2003, by and between Solico International Inc. and George K.
                  Broady.  (previously filed)

        99.15     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and R.F. & E.A. Family Limited
                  Partnership II.  (previously filed)

        99.16     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Campbell, Henderson and Company.
                  (previously filed).

        99.17     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Susan Campbell. (previously filed)

        99.18     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Chas. A. Neal & Company. (previously filed)

        99.19 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney. (previously filed)

        99.20 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.21     Letter of Termination from Victoria & Eagle
                  Strategic Fund, Ltd., dated December 19, 2003.
                  (previously filed)

CUSIP NO. 903898401             SCHEDULE 13D               Page 9

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Statement on Schedule 13D is true, complete and correct.

Dated: May 20, 2004
                              SOLICO INTERNATIONAL, INC.


                              By:  /s/ J. CHRISTOPHER CUEVAS
                                 ------------------------------
                              Name:   J. Christopher Cuevas
                                   ----------------------------
                              Title:  President
                                    ---------------------------

                          EXHIBIT INDEX

     EXHIBIT NO.  DESCRIPTION
     -----------  ----------------------------------------------
        99.1      Stock Purchase Agreement, dated as of September
                  22, 2003, between Solico International, Inc.
                  and Victoria & Eagle Strategic Fund.
                  Ltd.(previously filed)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (previously filed)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (previously filed)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., John Broady, Ruth Ward,
                  Mary Bill, Judith Mader, Vincent Suttmeier and
                  Robert Suttmeier.  (previously filed)

        99.5 Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd. (previously filed)

        99.6 Amendment No. 2 to Stock Purchase Agreement, dated as of October 9, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (previously filed)

        99.7 Amendment No. 1 to Stock Purchase Agreement , dated as of October 9, 2003, among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (previously filed)

        99.8 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and between Solico International, Inc. and George K.
                  Broady. (previously filed)

        99.9 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.10     Note Secured By Stock Pledge Agreement, dated
                  November 5, 2003, by Solico International,
                  Inc. in favor of George K. Broady.
                  ((previously filed).

        99.11     Stock Pledge Agreement, dated November 5,
                  2003, by and between George K. Broady and Solico International, Inc. (previously filed).

        99.12 Irrevocable Proxy, dated November 5, 2003, executed by George K. Broady in favor of Solico International, Inc. (previously filed).

        99.13 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and between Solico International, Inc. and George K.
                  Broady.  (previously filed)

        99.14 Amendment No. 3 to Stock Purchase Agreement, dated as of November 5, 2003, by and between Solico International Inc. and George K.
                  Broady.  (previously filed)

        99.15     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and R.F. & E.A. Family Limited
                  Partnership II.  (previously filed)

        99.16     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Campbell, Henderson and Company.
                  (previously filed).

        99.17     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Susan Campbell. (previously filed)

        99.18     Stock Purchase Agreement dated November 10,
                  2003, by and between Solico International, Inc. and Chas. A. Neal & Company. (previously filed)

        99.19 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney. (previously filed)

        99.20 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed)

        99.21     Letter of Termination from Victoria & Eagle
                  Strategic Fund, Ltd., dated December 19, 2003.
                  (previously filed)